IAM CAPITAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50930

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IAM Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lane S. Bucklan	203-341-9053	lbucklan@iridian.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

300 Tice Blvd.	Woodcliff Lake	NJ	07677
(Address)	(City)	(State)	(Zip Code)

06/01/2010	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lane S. Bucklan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __IAM Capital Corporation_____, as of __December 31_____, 2 __021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: __Chief Compliance Officer__



Notary Public

> Jodi Lynn Scally
> NOTARY PUBLIC
> State of Connecticut
> My Commission Expires September 30, 2022

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IAM CAPITAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2021

TABLE OF CONTENTS

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: engaging in sale of private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best knowledge and belief of the Company, it has met the above conditions, throughout the year ended December 31, 2021 without exception.

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: <u>Chief Compliance Officer</u>

Date: <u>February 25, 2022</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IAM Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IAM Capital Corporation (the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the financial statements, the Company is dependent on, and has material transactions with, a related party. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2012.

PKF O'Connor Davies, LLP

February 25, 2022

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	43,293
Prepaid expenses		2,800
Deferred tax assets		1,000
TOTAL ASSETS	$	47,093

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and taxes payable	$	3,503
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		44,900
Accumulated deficit		(1,410)
TOTAL STOCKHOLDER'S EQUITY		43,590
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	47,093

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
<u>For the Year Ended December 31, 2021</u>

REVENUES:		
Service fee income - related party	$	25,000
Interest income		4
TOTAL REVENUES		25,004
EXPENSES:		
Regulatory fees and expenses		5,831
General and administrative expenses		18,842
TOTAL EXPENSES		24,673
NET INCOME BEFORE INCOME TAXES		331
PROVISION FOR INCOME TAXES		(90)
NET INCOME	$	241

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2021	$ 100	$ 44,900	$ (1,651)	$ 43,349
Net Income	-	-	241	241
Balance at December 31, 2021	$ 100	$ 44,900	$ (1,410)	$ 43,590

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	241
Adjustments to reconcile net income to net cash from operating activities:		
Change in operating assets:		
Prepaid expenses		(115)
Change in operating liabilities:		
Accrued expenses and taxes payable		(1,533)
NET CASH USED BY OPERATING ACTIVITIES		(1,407)
NET CHANGE IN CASH		(1,407)
CASH – beginning of year		44,700
CASH – end of year	$	43,293
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$	449

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS
    IAM Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Corporation that is a wholly owned subsidiary of Iridian Asset Management LLC (Parent).

    The Company has historically funded operations through capital contributions and service fees from the Parent. Future operations are dependent on service fees from the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Basis of Presentation
    The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue Recognition
    The Company follows the U.S. GAAP guidance, Revenue from Contracts with Customers. To determine the amount and timing of revenue recognition, The Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation. The Company will recognize revenue on its contract services when the services are provided over the terms of the agreement.

    Income Taxes
    The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to December 31, 2017.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and savings accounts. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS
The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $39,790 which was $34,790 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness is 8.80%.

4. INCOME TAXES
The Company had no provision for Federal taxes and $90 for State income taxes for the year ended December 31, 2021. At December 31, 2021 the Company has approximately $2,000 of Federal and $105,000 of State net operating losses.

At December 31, 2021, the Company's deferred tax assets totaled $9,000 for net operating loss carryforwards. In assessing the realizability of the net operating loss carryforwards, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized based on judgments as to the future realization of the deferred tax assets supported by demonstrated trends in the Company's operating results. At December 31, 2021, management, based on recent operating results and future expected taxable income, determined that it is more likely that the Company would not realize its state deferred tax assets in the near term and provided a 100% valuation allowance.

The components of the Company's deferred tax assets and valuation allowance consist of the following at December 31:

	2021
Deferred tax assets:	
Federal	$ 1,000
State	8,000
	9,000
Valuation allowance	(8,000)
	$ 1,000

5. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with the Parent for the purpose of establishing services to be provided by the Company and fees to be charged. During 2021, management evaluated general market conditions and determined that charging a fee was appropriate for the services that the Company has been providing. For the year ended December 31, 2021, total service fee income charged by the Company was $25,000.

Included in general and administrative expenses is $2,340 of overhead reimbursement paid to the Parent for the year ended December 31, 2021.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At times, the Company's bank balances may exceed insurable limits. Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2022, the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPORTING SCHEDULES

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Computation of Net Capital

Total stockholder's equity	$	43,590
Deductions:		
Nonallowable assets:		
Prepaid expenses		2,800
Deferred tax assets		1,000
Net Capital	$	39,790

Aggregate Indebtedness

Total aggregate indebtedness	$	3,503

Computation of Basic Net Capital Requirement

a) Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	234
b) Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of (a) or (b))	$	5,000
Excess net capital	$	34,790
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$	33,790
Ratio: Aggregate indebtedness to net capital		8.80%

There are no material differences between the above computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2021.

IAM CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under Non-Covered firm pursuant to footnote 74.

IAM CAPITAL CORPORATION

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company carries no customer accounts and does not handle or hold possession of securities, and therefore is exempt from the provisions of Rule 15c3-3 under Non-Covered firm pursuant to footnote 74.

**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Board of Directors and Stockholder
IAM Capital Corporation**

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which IAM Capital Corporation (the "Company") stated that it does not claim an exemption from Rule 15c3-3 as the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073. The Company has also stated they engage in the sale of private placements and (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) do not carry accounts of or for customers; and (3) do not carry PAB accounts (as defined in SEA Rule 15c3-3). The Company has stated they have met these provisions throughout the year and therefore believes they have no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5 for the year ended December 31, 2021.

PKF O'Connor Davies, LLP

February 25, 2022

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: engaging in sale of private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best knowledge and belief of the Company, it has met the above conditions, throughout the year ended December 31, 2021 without exception.

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Compliance Officer

Date: February 25, 2022